Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

A. INTRODUCTION
This Management’s Discussion and Analysis (“discussion”) addresses the results of operations and financial position for the three months and nine months ended September 30, 2005 compared to the three months and nine months ended September 30, 2004. This discussion is dated November 14, 2005 and has been approved by the board of directors, on the recommendation of the Audit Committee.

This discussion should be read in conjunction with Royal Group Technologies Limited’s (“the Group”) discussion section in the 2004 Annual Report, which may be accessed at www.royalgrouptech.com, in the Investor Relations section. To request a printed copy of the 2004 Annual Report, you may also contact the Group’s transfer agent, Computershare Trust Company of Canada, at (800) 564-6253, or via e-mail at service@computershare.com or investorrelations@royalgrouptech.com. Additional information relating to the Group, including the Group’s Annual Information Form, can also be accessed from the Group’s web site or on the SEDAR web site for Canadian regulatory filings at www.sedar.com. The Group’s filings with the US Securities and Exchange Commission (“SEC”) can be found at www.sec.gov.

Unless otherwise indicated, all financial information herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts referred to herein are in Canadian dollars. The preparation of the Group’s consolidated financial statements in conformity with GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on historical experience and management’s best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Certain factors which could cause actual results to differ from those estimates are discussed in more detail in the Risks and Uncertainties section of this discussion. Estimates are used when accounting for certain items, the more critical of which are discussed in more detail in the Critical Accounting Estimates section of this discussion.

B. OVERVIEW
The Group is a vertically integrated manufacturer of polymer-based home improvement, consumer and construction products. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace and sales are impacted by the amount of activity in these segments. During the three months ended September 30, 2005, renovation and remodelling activity increased by 4% in the United States (US). During the same time period, new housing starts in the US rose by 20%, with starts in Canada down by 4%.

The Group’s quarterly sales, net earnings and cash flow have been significantly different on a quarter-by-quarter basis as compared to an annualized amount or rate due to the seasonality of the Group’s business.Certain information is therefore provided for each of the eight most recently completed quarters to provide information to assess these variations between quarters.

C. CHANGE IN YEAR END
The Group changed its fiscal year end to December 31 from September 30, effective for fiscal 2004. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly, this discussion covers the results for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004, (which was the fourth quarter of the 15 month period ended December 31, 2004, referred to as “fiscal 2004”) and the results for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 (which was the second, third and fourth quarters of the 15 month period ended December 31, 2004).

D. NEW ACCOUNTING STANDARDS
The Group has not adopted any new standards for fiscal 2005.

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MANAGEMENT’S DISCUSSION & ANALYSIS

E. RESULTS FROM OPERATIONS

1. GENERAL
The following discussion has been prepared by management and is a review of the Group’s results of operations and financial position for the three months ended September 30, 2005 (“current quarter”) as compared to the three months ended September 30, 2004, (“comparative quarter in the prior year”) and the nine months ended September 30, 2005 (“current year to date”) as compared to the nine months ended September 30, 2004 (“comparative year to date”). This discussion of the Group’s operations has been derived from and should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the current quarter and the consolidated financial statements and accompanying notes in the Group’s 2004 Annual Report. The Group’s Consolidated Statements of Earnings is presented below:

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)	3 months	3 months	9 months	9 months
(in thousands of Canadian dollars, except percentage and	ended	ended	ended	ended
per share amounts)	Sept. 30/05	Sep. 30/04	Sept. 30/05	Sep. 30/04
Net sales	$518,863	$524,838	$1,455,726	$1,500,616
Cost of sales	401,848	378,822	1,111,021	1,083,317
Gross profit	117,015	146,016	344,705	417,299
Gross profit as a percent of net sales	22.6%	27.8%	23.7%	27.8%
Operating expenses	115,513	102,858	313,650	290,585
Earnings before the undernoted	1,502	43,158	31,055	126,714
Interest and financing charges	10,909	9,784	30,792	30,387
Earnings (loss) before income taxes and minority interest	(9,407)	33,374	263	96,327
Income taxes	(2,750)	9,522	76	27,156
Earnings (loss) before minority interest	(6,657)	23,852	187	69,171
Minority interest	154	558	498	142
Net earnings (loss)	$(6,503)	$24,410	$685	$69,313
Basic earnings (loss) per share	$(0.07)	$0.26	$0.01	$0.74
Diluted earnings (loss) per share	$(0.07)	$0.26	$0.01	$0.74
Weighted average number of shares (Basic)	93,444,502	93,356,170	93,435,666	93,352,014
Weighted average number of shares (Diluted)	93,444,502	94,839,492	94,525,110	93,846,455

The following non-operating charges and (income) were incurred in the nine months ended September 30, 2005 and the comparable nine months ended September 30, 2004:

(unaudited)	3 months	3 months	3 months	9 months	3 months	3 months	3 months	9 months
	ended	ended	ended	ended	ended	ended	ended	ended
(in thousands of Canadian dollars)	Mar. 31/05	Jun. 30/05	Sep. 30/05	Sep. 30/05	Mar. 31/04	Jun. 30/04	Sep. 30/04	Sep. 30/04
Reversal of bonus accrual - 2004	$-	$(6,000)	$-	$(6,000)	$400	$400	$(800)	$-
Reversal of bonus accrual - 2005	2,550	(1,650)	(900)	-	-	-	-	-
Interest income on settlement with controlling shareholder	-	(2,200)	-	(2,200)	-	-	-	-
Gain on sale of land related to settlement with controlling shareholder	-	(1,300)	-	(1,300)	-	-	-	-
Write-off of credit facility fees on financing not pursued	-	1,124	-	1,124	-	-	-	-
Investigation costs	1,877	605	685	3,167	2,088	145	333	2,566
Sale process costs	-	1,106	9,927	11,033	-	-	-	-
Loss on divestiture of wood blind business in Mexico	-	1,838	4,089	5,927	-	-	-	-
Gain on the sale of real estate	-	-	(760)	(760)	(294)	(704)	-	(998)
Gain on buyback of medium term notes	-	-	-	-	(431)	(140)	-	(571)
Severances	-	-	-	-	-	-	3,000	3,000
	$4,427	$(6,477)	$13,041	$10,991	$1,763	$(299)	$2,533	$3,997

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MANAGEMENT’S DISCUSSION & ANALYSIS

The following chart shows the Group’s financial results over the last eight quarters. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. The highest revenue generating quarters have traditionally been the three months ended June 30 and September 30. Profitability has been adversely affected by the Group’s recording of non-cash charges in certain quarters. The Group recorded non-cash charges of $17.5 million in the three months ended December 31, 2004 relating to an impairment charge in the Group’s Mexican operations. In addition, in the three months ended September 30, 2005 investigation and sale process costs of $10.6 million were incurred.

CONSOLIDATED QUARTERLY RESULTS

(unaudited)	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
(in thousands of Canadian dollars,	ended	ended	ended	ended	ended	ended	ended	ended
except per share amounts)	Sept. 30/05	Jun. 30/05	Mar. 31/05	Dec. 31/04	Sep. 30/04	Jun. 30/04	Mar. 31/04	Dec. 31/03
Net sales	$518,863	$549,168	$387,695	$420,133	$524,838	$554,673	$421,105	$414,382
Net earnings (loss)	(6,503)	18,583	(11,395)	(36,190)	24,410	35,488	9,415	3,726
Basic earnings (loss) per share	(0.07)	0.20	(0.12)	(0.39)	0.26	0.38	0.10	0.04
Diluted earnings (loss) per share	(0.07)	0.20	(0.12)	(0.39)	0.26	0.38	0.10	0.04

2. SELECTED ANNUAL INFORMATION
The following chart shows selected annual information for the three most recently completed fiscal years. Profitability has been adversely affected by the Group’s recording of non-cash charges. The Group recorded non-cash charges of $17.5 million in the fifteen month period ended December 31, 2004 relating to an impairment charge in the Group’s Mexican operations, $158.2 million in the twelve month year ended September 30, 2003 relating to writedowns of assets in Argentina, Philippines and Hawaii, writedowns of tangible assets, primarily in connection with the exit from certain retail window covering programs in the US, charges for assets abandoned or repositioned and inventory and accounts receivable provisions, and $23.5 million in the twelve month year ended September 30, 2002 relating to the write-off of first generation recycling equipment and tooling as well as certain equipment used in production of certain window coverings.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(audited)	Fifteen months	Twelve months	Twelve months
(in thousands of Canadian dollars,	ended	ended	ended
except per share amounts)	Dec. 31/04	Sep. 30/03	Sep. 30/02 (1)
Net sales	$2,335,131	$1,885,397	$1,915,230
Net earnings (loss)	36,849	(58,211)	131,016
Basic earnings (loss) per share	0.39	(0.62)	1.42
Diluted earnings (loss) per share	0.39	(0.62)	1.40
Total assets	2,444,972	2,530,454	2,833,967
Long-term debt	303,214	383,332	447,290

(1) 2002 restated for the adoption of CICA Handbook section 1650, Foreign Currency Translation. This resulted in the elimination of the deferral and amortization of unrealized gains and losses on non-current foreign-exchange denominated monetary assets and liabilities.

3. NET SALES
The following chart summarizes net sales by product line:

Net Sales by Product Line	3 months	3 months		9 months	9 months
(in millions of Canadian dollars,	ended	ended		ended	ended
except percentages)	Sep. 30/05	Sep. 30/04	% change	Sep. 30/05	Sep. 30/04	% change
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Products segment:
Custom Profiles	$201	$215	-7%	$555	$590	-6%
Exterior Claddings	93	97	-4%	243	265	-8%
Home Furnishings	56	63	-11%	164	181	-9%
Outdoor Products / RBS	58	57	2%	203	201	1%
Pipe / Fittings / Other Construction	105	91	15%	276	236	17%
Eliminations	(6)	(10)	-40%	(26)	(33)	-21%
	507	513	-1%	1,415	1,440	-2%
Support segment:
Materials	131	134	-2%	391	377	4%
Machinery & Tooling	9	14	-36%	41	65	-37%
Services	20	19	5%	59	59	0%
Eliminations	(148)	(155)	-5%	(450)	(440)	2%
	12	12	0%	41	61	-33%
Net sales	$519	$525	-1%	$1,456	$1,501	-3%

Net sales (“sales”) for the current quarter decreased $6 million or 1% to $519 million from $525 million in the comparative quarter of the prior year. Sales for the current quarter continue to be negatively impacted by the strengthening of the Canadian dollar vis-à-vis the US dollar. Approximately 56% of total sales were denominated in US dollars and these were recorded at a lower exchange rate this year versus the prior year. Using the same average exchange rate as in the comparative quarter of the prior year, sales would have been $550 million, representing a 5% increase over sales of $525 million reported in the comparative quarter of the prior year. The increase in sales in constant dollars is primarily due to selling price increases.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Sales adjusted for the impact of foreign exchange, which is discussed in this section, is a non-GAAP financial measure defined in the Non-GAAP Financial Measures section of this discussion.

Sales for the current year to date decreased $45 million or 3% to $1,456 million from $1,501 million in the comparative year to date. Sales for the current year to date were negatively impacted by the strengthening of the Canadian dollar vis-à-vis the US dollar. Using the same average exchange rate as in the comparative year to date, sales would have been $1,537 million, up 2% over sales of $1,501 million reported in the comparative year to date. The increase in sales in constant dollars is primarily due to selling price increases.

Products segment
Products segment sales for the current quarter decreased by 1% to $507 million from $513 million in the comparative quarter of the prior year. For current year to date, Products segment sales decreased by 2% to $1,415 million from $1,440 million in the comparative year to date.

Custom Profiles
Custom Profiles sales for the current quarter declined 7% to $201 million from $215 million in the comparative quarter of the prior year. Lower sales volumes and the negative impact of foreign exchange are the primary reasons for the decline in sales. After adjusting for the impact of foreign exchange, sales in this business unit decreased marginally by 1% primarily due to lower sales volumes in Canada, offset by higher cellular decorative trim sales volume to customers in the US. For the nine months ended September 30, Custom Profiles sales for the current year to date declined 6% to $555 million from $590 million in the comparative year to date, however the decline after adjusting for the impact of foreign exchange was only 1%. Lower sales volumes were offset partially by selling price increases.

Exterior Claddings
Exterior Claddings sales for the current quarter declined 4% to $93 million from $97 million in the comparative quarter of the prior year. After adjusting for the impact of foreign exchange, sales in this business unit were flat. Higher selling prices passed onto customers and higher vinyl siding sales volumes were offset by higher rebates and the negative impact of product mix. Exterior Claddings sales for the current year to date declined 8% to $243 million from $265 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in Exterior Claddings decreased by 4%. Higher rebates contributed to the larger decline for the year in additions to the factors noted above for the quarter.

Home Furnishings
Home Furnishings sales for the current quarter declined 11% to $56 million from $63 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales in this business unit declined 6%. The decline in sales is primarily due to the divestiture of this business unit’s wood blind business unit in Mexico in the second quarter of 2005. This divestiture accounts for approximately $2.8 million of the decline in sales in the current quarter as compared to the comparative quarter in the prior year. In addition, higher selling prices passed onto customers in the current quarter resulted in lower sales volumes. The hurricanes in the US also negatively affected sales volumes in the quarter. Home Furnishings sales for the current year to date declined 9% to $164 million from $181 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in Home Furnishings decreased by 4%. As noted above, the decline in the current year to date is primarily due to the divestiture of the wood blind business unit in Mexico, which accounted for approximately $5.9 million of the decline in sales in the current year to date. Volume declines as a result of higher selling prices passed onto customers in the current year resulted in lower sales. In addition, the hurricanes in the US also negatively affected sales volumes for the year.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Outdoor Products/RBS
Sales in Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, increased 2% to $58 million in the current quarter from $57 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales were 7% higher in the current quarter primarily due to higher selling prices passed on to customers in outdoor products. Outdoor Products sales for the current year to date increased 1% to $203 million from $201 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in Outdoor Products increased by 7%. The increase is due to higher sales volumes of outdoor products to major US retail customers and selling price increases.

Pipe/Fittings/Other Construction
Pipe/Fittings/Other Construction sales for the current quarter increased 15% to $105 million from $91 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales increased 19% over the comparative prior quarter. Higher selling prices were implemented to cover substantially all of the raw material price increases and higher sales volumes were achieved to meet higher demand for pipe and fire protection products. Sales in this business unit for the current year to date increased 17% to $276 million from $236 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in this business unit increased 20%. The same factors noted for the quarter also account for the increase in sales for the year.

Support segment
Support segment sales for the current quarter, before intercompany sales eliminations, decreased 4% to $160 million from $167 million in the comparative quarter of the prior year. For current year to date, Support segment sales, before intercompany sales eliminations, decreased by 2% to $491 million from $501 million in the comparative year to date.

Materials
Sales of Materials declined 2% to $131 million from $134 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales increased 3% over the comparative prior quarter. The increase is primarily due to higher market pricing of the various components of raw material inputs. For the current year to date, Materials sales increased 4% to $391 million from $377 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in this business unit increased 10%. The increase is due to higher sales volumes to affiliates and third party sales, as well as higher market pricing of the various components of raw material inputs.

Machinery and Tooling
Sales in Machinery & Tooling for the quarter declined 36% to $9 million from $14 million, while year to date sales declined 37% to $41 million from $65 million. The decline in the quarter is due to lower sales in the Group’s Italian extrusion equipment manufacturer to companies within the Group. In the comparative year to date a significant third party project was completed with revenues of approximately $20 million. This was not repeated in the current year to date.

Services
Sales in the Services category increased marginally to $20 million in the current quarter from $19 million in the comparative quarter of the prior year. This is due to lower sales rebates issued by the Group’s trucking operation to companies within the Group. Sales in this business unit are flat for the current year to date as compared to the comparative year to date. Lower rental income as a result of the sale of certain redundant assets in fiscal 2004 offset the increase in sales due to the lower rebates issued.

Geographic sales distribution
For the current quarter, foreign-based sales and exports from Canadian operations were $322 million or 62% of sales as compared to $332 million or 63% in the comparative quarter of the prior year. For the

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MANAGEMENT’S DISCUSSION & ANALYSIS

current year to date, foreign-based sales and exports from Canadian operations were $939 million or 64% of sales as compared to $994 million or 66% in the comparative year to date. The primary reason for the decline in the foreign-based sales and exports from Canadian operations in the current year is due to the decrease in sales of the Group’s Italian extrusion equipment manufacturer in the Machinery and Tooling division.

4. COST OF SALES AND OPERATING EXPENSES
The Group’s overall cost of sales has increased to 77.4% of sales in the current quarter from 72.2% in the comparative quarter of the prior year, reducing gross profit margin to 22.6% from 27.8%. For the current year to date, cost of sales has increased to 76.3% of sales as compared to 72.2% in the comparative year to date, reducing gross profit margin to 23.7% from 27.8%. Higher raw material costs continue to be the main reason for the decline in gross profit margin in the current quarter and the current year to date. Poly vinyl chloride (“PVC”) resin, the Group’s primary raw material, increased in cost by approximately 11% over the comparative quarter in the prior year and approximately 26% over the comparative year to date. The Group was unable to recover all of the increase in raw material costs through selling price increases due to current contractual arrangements and competition in certain markets. The negative impact was approximately $15 million for the quarter and approximately $46 million for the year to date. The Group expects raw material costs to remain a challenge for the remainder of 2005, with PVC resin costs to be approximately 25% higher on average in 2005 than was experienced in 2004. Finally, the strengthening of the Canadian dollar has negatively impacted sales in the current quarter and the current year to date to a greater extent than the favourable impact on the raw material component of cost of sales, thus contributing to the reduction in the overall gross margin for the current quarter and the current year to date over the comparative periods in the prior year. The negative impact was approximately $9 million for the quarter and approximately $31 million for the year to date. The Group continues to pursue opportunities to improve pricing, operating efficiencies and product mix.

Selling and delivery expenses increased to 13.5% of sales in the current quarter from 12.4% in the comparative quarter in the prior year due to higher freight costs and higher bad debt write offs. Included in the current quarter is a $4.1 million charge to bad debts relating to the divestiture of the Group’s wood blind business in Mexico. For the current year to date, selling and delivery expenses increased to 13.9% of sales from 12.7% due to higher freight costs associated with new retail outdoor product programs, higher rents associated with the closure of redundant warehousing and higher bad debt write offs.

General and administration expenses increased to 8.8% of sales in the current quarter from 7.2% in the comparative quarter in the prior year. The main contributor to the increase in these costs was the $10.6 million in charges relating to the sale process and the continuing investigations incurred in the current quarter. In the comparative quarter of the prior year, severances of $3.0 million were incurred.

General and administration expenses increased to 7.7% of sales in the current year to date from 6.7% in the comparative year to date. The main contributors to the increase in these costs are $14.2 million in costs relating to the sale process and the continuing investigations over the past year, a $1.8 million charge relating to the divestiture of the Group’s wood blind business in Mexico, and $15.4 million in other charges relating to recruiting new officers and directors, an additional accrual for litigation, provision for investments, additional depreciation on computer software in the current year and retention bonuses. Offsetting these charges is a reversal of 2004 bonus accruals of $6 million, partially relating to bonuses for former senior executive management that were not paid due to terminations in late fiscal 2004, and a recovery of $1.3 million from the adjustment to the cost base on land sold in 2004 as a result of the settlement with the former controlling shareholder. Included in the comparative year to date was a gain of $0.6 million on the repurchase of a portion of the Group’s medium term notes, offset by severances of $3.0 million and higher compensation in relation to RSUP of $1.8 million.

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MANAGEMENT’S DISCUSSION & ANALYSIS

5. OPERATING MARGIN
The Group has traditionally evaluated its Segments based on EBITDA (earnings (loss) before interest, taxes, depreciation, amortization and minority interest). EBITDA is a non-GAAP financial measure defined in the Non-GAAP Financial Measures section of this discussion. The overall EBITDA for the current quarter was $35.7 million as compared to $75.6 million in the comparative quarter of the prior year. As a percentage of sales, the EBITDA margin in the current quarter was 6.9% as compared to 14.4% in the comparative quarter in the prior year. The overall EBITDA for the current year to date was $133.6 million as compared to $225.3 million in the comparative year to date. As a percentage of sales, the EBITDA margin in the current year to date was 9.2% as compared to 15.0% in the comparative year to date.

The Products segment generated EBITDA of $40.6 million in the current quarter as compared to $48.7 million in the comparative quarter. Products segment EBITDA margin has declined from 9.3% in the comparative quarter of the prior year to 7.9% in the current quarter. Products segment EBITDA was negatively impacted by higher raw material costs and the negative impact of foreign exchange on sales. For the current year to date, Products segment EBITDA was $104.4 million as compared to $131.0 million for the comparative year to date. Products segment EBITDA margin has declined from 8.9% in the comparative year to date to 7.2% in the current year to date. In addition to the factors noted above for the current quarter, the current year to date includes an additional accrual for litigation, a $1.8 million charge on the divestiture of the Group’s wood blind business in Mexico and $3.4 million provision for investments. Offsetting these factors was the positive impact of the reversal of 2004 bonus accrual of approximately $6.0 million.

The Support segment generated negative EBITDA of $4.9 million in the current quarter as compared to positive EBITDA of $26.9 million in the comparative quarter of the prior year. Support segment EBITDA margin has declined from 16.1% in the comparative quarter of the prior year to negative 3.1% in the current year. The decline is due primarily to rising raw material input costs as well as higher costs of approximately $10.6 million incurred relating to professional fees in connection with the investigations and the potential sale of the Group, retention bonuses of $1.0 million and a $4.1 million charge to bad debts relating to the divestiture of the Group’s wood blind business in Mexico. Offsetting these higher costs are lower compensation expense of $1.8 million for RSUP and severances of $3.0 million in the comparative quarter in the prior year.

For the current year to date, Support segment EBITDA was $29.3 million compared to $94.3 million for the comparative year to date. Support segment EBITDA margin has declined from 18.8% in the comparative year to date to 6.0% in the current year to date. In addition to the factors noted above for the quarter, the current year to date included approximately $1.6 million in costs incurred relating to fees associated with recruiting new officers and directors. Included in the comparative year to date was a gain on the repurchase of a portion of the Group’s medium term notes as well as a gain on the sale of real estate totalling $1.7 million.

6. AMORTIZATION EXPENSE
Amortization expense for current quarter was $34.2 million or 6.6% of sales as compared to $32.5 million or 6.2% of sales in the comparative quarter of the prior year. Amortization for the current year to date was $102.6 million or 7.0% of sales as compared to $98.6 million or 6.6% of sales in the comparative year to date. The increase is due to higher capital expenditures over the past year now being subject to full amortization and the commencement of amortization in the current year of costs associated with computer software.

In the Products segment, amortization as a percentage of sales, before intercompany sales eliminations, was 4.8% in the current quarter as compared to 4.4% in the comparative quarter of the prior period. For the current year to date, amortization as a percentage of sales, before intercompany sales eliminations, was 5.1% as compared to 4.7% in the comparative year to date. In the Support segment, amortization as a

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MANAGEMENT’S DISCUSSION & ANALYSIS

percentage of sales, before intercompany sales eliminations, was 6.1% for the current quarter as compared to 5.7% in the comparative quarter of the prior year. For the current year to date, amortization as a percentage of sales, before intercompany sales eliminations, was 5.9% as compared to 5.7% in the comparative year to date.

7. INTEREST AND FINANCING CHARGES
Interest and financing charges increased to $10.9 in the current quarter as compared to $9.8 million in the comparative quarter of the prior year. Interest and financing charges as a percentage of sales was 2.1% as compared to 1.9% in the comparative quarter of the prior year. Higher interest costs relating to the new banking facility and $1.4 million in amortization of fees associated with the new facility are offset by a lower level of debt and the favourable impact of the strengthening of the Canadian dollar on interest payments on US denominated debt. Interest and financing charges increased to $30.8 million for the year to date as compared to $30.4 million in the comparative year to date. Interest and financing charges as a percentage of sales was 2.1% as compared to 2.0% in the comparative year to date. The factors affecting the current quarter are applicable to the current year and comparative year to date comparisons. In addition, $1.1 million in fees associated with a negotiation of additional financing that the Group did not pursue are offset by interest income of $2.2 million in connection with the settlement with the Group’s former controlling shareholder (See “Other Matters” for further details).

8. INCOME TAXES
During the quarter, the Group recorded an income tax recovery on its pre-tax loss reported under GAAP. The effective tax rate for the quarter was 29.2%, comparable to the 28.8% in the previous quarter ended June 30, 2005. At September 30, 2005, the Group recorded a future tax asset, net of taxable temporary timing differences, of $23.8 million, primarily related to its U.S. operations. The Group has gross income tax loss carry forwards related to its U.S. operations of approximately $126.5 million, the tax benefits of which were recorded in the consolidated financial statements. The Group continues to evaluate whether it is more likely than not that its future tax assets will be realized. Factors used in making the determination are forecasts of future taxable income and available tax planning strategies to use the losses. These factors involve significant uncertainty and are susceptible to change. To the extent that forecasts change or tax plans cannot be implemented due to these uncertainties, a material impact on the Group’s income and its future tax assets may result.

9. NET EARNINGS AND EARNINGS PER SHARE
Net loss for the current quarter was $6.5 million, a decrease of $30.9 million from the net income of $24.4 million in the comparative quarter in the prior year. Basic and diluted loss per share for the current quarter was $0.07 as compared to earnings per share of $0.26 in the comparative quarter in the prior year.

The weighted average number of basic and diluted shares outstanding for the current quarter was 93.4 million. For the current quarter, the Group excluded potential share equivalents, including restricted stock units under the Senior Management Incentive Plan (“SMIP”), from the loss per share calculation, as they were anti-dilutive.

F. OTHER MATTERS
1. Investigations
The Royal Canadian Mounted Police (“RCMP”) continues its previously announced investigation. The Ontario Securities Commission (“OSC”) also continues its investigation of the Group with respect to disclosure, financial affairs and trading in the shares of the Group. During the current quarter, the Group received notification that the SEC is investigating the Group’s past accounting practices and disclosures. As part of these investigations, the Group received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations.  The Group is unable to determine if these investigations will

ROYAL GROUP TECHNOLOGIES LIMITED	20

MANAGEMENT’S DISCUSSION & ANALYSIS

have a material impact on the Group and its previously reported financial statements. No amount has been accrued in the financial statements.

2. Class action lawsuit
The Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action asserts U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief. The Group is presently unable to determine the likelihood of loss, if any, as a result of this action and no amount is accrued in the financial statements.

3. Criminal investigation by the Antitrust Division of the United States Department of Justice
The Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Group is presently unable to determine the likelihood of loss, if any, as a result of this action.

4. Divestitures of business units
On July 28, 2005, the Group announced that its board of directors approved the potential divestiture of certain non-core business units, including Royal Alliance, Baron Metals Industries and Roadex Transport. Royal Alliance and Baron Metals Industries’ results are reported in the Group’s Products segment. Roadex Transport’s results are reported in the Group’s Support segment. A letter of intent was signed in October 2005 in respect of the sale of Royal Alliance. The Group’s invested capital in these three business units was $76.0 million at September 30, 2005.

In addition, the Group is in negotiations to sell its Polish operations, which has been a non-performing business unit. A letter of intent was signed in July 2005 and negotiations are ongoing with respect to this sale. The Group’s invested capital in this business unit was $45.5 million at September 30, 2005.

On October 18, 2005, the Group announced the potential divestiture of Royal Ecoproducts Co. The Group’s invested capital in this business unit was $20.7 million at September 30, 2005. The Group is unable to determine the extent of loss, if any, at this time as it has only started the process of this divestiture.

5. Royal Building Systems
On July 28, 2005, the Group announced that results of recent testing on its Royal Building Systems (RBS) indicated that this product did not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings and as a result the Group ceased shipment of all non-utility products globally. Following confirmation of code compliance, the Group has resumed sales of the RBS 4, 6 and 8 inch and RBS 8i (insulated) concrete wall systems. The Royal RENEW product is currently undergoing similar analysis and testing for re-introduction upon successful product review. The Group is presently unable to determine the likelihood of loss, if any, as a result of this issue and no amount has been accrued in the financial statements.

6. Sale process
The previously announced sale process is proceeding, with potential bidders currently receiving presentations from management. The Group aims to complete the process of soliciting bids in December 2005. There has been no firm offer to purchase the shares or assets of the Group and there can be no assurance that such an offer will be made.

ROYAL GROUP TECHNOLOGIES LIMITED	21

MANAGEMENT’S DISCUSSION & ANALYSIS

7. Special Investigative Committee
On November 11, 2005, the Board of Directors disbanded the Special Investigative Committee and assigned its mandate and responsibilities to the Board’s Audit Committee.

G. LIQUIDITY AND CAPITAL RESOURCES
1. CASH FLOW
In the current quarter, the Group’s cash flow from operating activities, which includes items not affecting cash and changes in non-cash working capital, was a source of $82.9 million as compared to a source of $88.3 million in the comparative quarter of the prior year. The current quarter is traditionally the strongest quarter for generating cash flows, as it is the quarter with the largest sales volume. During the quarter, the Group was able to reduce its bank indebtedness by $58.0 million and repay $18.5 million in long-term debt. The Group’s net bank indebtedness position is $239 million at September 30, 2005 as compared to $297 million at June 30, 2005 and $213 million at December 31, 2004 (term bank loan less cash at December 31, 2004).

The Group developed a management improvement plan in September 2005, which aims to improve financial performance through business unit portfolio restructuring, actions to improve profitability and strategies to release the full potential of core business units. This management improvement plan involves added emphasis on certain businesses and reduced emphasis on others, including divestitures. In conjunction with the new strategic plan, the Group may pursue a new capital structure, the purpose of which will be to provide substantial additional liquidity to accommodate the seasonal credit requirements, which peak at the end of the first quarter and into the early part of the second quarter, and financial flexibility. In addition, the Group has announced plans to divest of certain non-core business units and its non-performing operation in Poland. Management currently expects that funds from these divestitures will be used to reduce borrowings under the Group’s operating line of credit.

2. WORKING CAPITAL
Working capital was $215 million at September 30, 2005 as compared to $228 million at December 31, 2004 and $233 million at September 30, 2004. The decrease in working capital is primarily due to the higher term debt payments due during the upcoming 12 months. The Group’s current ratio is 1.36 at September 30, 2005, slightly lower than the 1.37 at December 31, 2004 and the 1.38 at September 30, 2004. Days trade accounts receivable outstanding increased to 56 days at September 30, 2005 from 52 days at December 31, 2004 but is comparable to the 56 days at September 30, 2004. The increase in days accounts receivable from December 31, 2004 is attributable to the overall increase in the accounts receivable in the current quarter, which is due in large part to a greater proportion of sales occurring in the current quarter as the Group is in its peak sales volume months. Days inventory on hand at 117 days at September 30, 2005, is comparable to the 117 days at December 31, 2004 and slightly lower than the 119 days at September 30, 2004.

3. CAPITAL SPENDING
Capital expenditures for the current quarter were $13.3 million, of which $10.6 million was spent primarily for tooling and equipment to be used in the Products Segment. Capital spending is expected to be maintained at or below the current level of approximately $20.0 million per quarter over the next several quarters, which will improve the Group’s liquidity position. During the quarter, the Group finalized the sale of one of its vacant buildings, sold land in Mexico and sold various other miscellaneous assets for proceeds of approximately $7.8 million.

4. CONTRACTUAL OBLIGATIONS
Contractual obligations due by period are presented below. There have been no substantial changes in the current quarter:

ROYAL GROUP TECHNOLOGIES LIMITED	22

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual obligations by period		In the
		remaining
(unaudited)		three months	In years	In years
(in thousands of Canadian dollars)	Total	of 2005	2006-2007	2008-2009	After 2009
Long-term debt - principal repayments	$296,944	$-	$180,412	$-	$116,532
Long-term debt - interest payments	59,765	5,226	36,113	16,081	2,345
Capital lease obligations	1,842	202	1,073	567	-
Operating leases	41,547	3,816	22,458	11,898	3,375
Purchase obligations	1,297,047	52,938	415,486	414,919	413,704
Other long term obligations	1,876	783	1,059	20	14
Total contractual obligations	$1,699,021	$62,965	$656,601	$443,485	$535,970

Included in purchase obligations is the long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer (VCM).

5. LONG TERM DEBT AND FINANCIAL INSTRUMENTS
The Group finalized a credit facility in support of its North American operations with three banks on March 24, 2005. This $340 million revolving credit facility, which expires on April 30th 2006, had both a secured portion and an unsecured portion. The $300 million secured first tranche, which increased to $312.5 million on September 1, 2005, bears interest at prime plus 0.5%, or either LIBOR or Bankers’ Acceptance Rate plus 1.5%. This portion of the credit facility is collateralized by substantially all of the Group’s assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada. In addition, the Group also maintains credit facilities with various indigenous banks in support of its international operations in an aggregate amount of $68.3 million.

The net funded debt to total capitalization ratio at September 30, 2005 was 28.3% as compared to 31.0 % at June 30, 2005, and 29.3% at September 30, 2004. Refer to the chart in Non-GAAP Financial Measures for the calculation of net funded debt to total capitalization. The Group has been on a trend of reducing its net funded debt year over year. The Group has been able to reduce funded debt from June 30, 2005. The debt decrease in the current quarter ratio versus June 30, 2005 reflects the scheduled amortization of term debt and a reduction in inventory and accounts receivables funded through the bank operating line, consistent with the Group’s normal seasonal pattern.

On November 2, 2005, the Group announced that it might be marginally offside on one of the covenants of its revolving credit facility. The Group has obtained an amendment to this bank covenant and continues to be in compliance.

At December 31, 2004, the Group’s debt rating by Standard and Poors (S&P) was BBB- with a Negative Outlook and a Credit Watch with negative implications. At December 31, 2004 Dominion Bond Rating Services (DBRS) debt rating was BBB (low) with a stable trend. In March 2005, DBRS changed its rating to BBB (low) with a negative trend. On May 6, 2005, S&P lowered its rating to BB from BBB- and removed the rating from Credit Watch, but their outlook remains negative. The ratings agencies expressed concerns regarding the uncertainties surrounding the continuing investigations and the liquidity level.

The Group is currently working to refinance its debt structure by April 30, 2006, the expiry of its current bank credit facility. The Group expects that this refinancing will enable it to maintain adequate liquidity. The Group cannot confirm that the refinancing initiative will be successful. If obtained, such refinancing may be on terms and conditions that impose additional costs and operating constraints on the Group. If the Group does not proceed with this refinancing it will seek an extension of its current banking arrangement with its lenders. If an extension of its current banking arrangement is not obtained, the Group will pursue further asset dispositions in order to ensure it has adequate liquidity.

ROYAL GROUP TECHNOLOGIES LIMITED	23

MANAGEMENT’S DISCUSSION & ANALYSIS

H. RELATED PARTY TRANSACTIONS
In fiscal 2004, the Group instituted procedures for identifying and capturing related party transactions. These procedures are carried out on a quarterly basis and the appropriate disclosure is included in the Note 7 of the unaudited interim consolidated financial statements.

I. OUTSTANDING SHARE DATA
At September 30, 2005, there were 93,444,502 common shares outstanding. This compares to the 93,356,170 total shares outstanding at December 31, 2004, comprised of 15,935,444 multiple voting shares and 77,420,726 subordinate voting shares outstanding. During the previous quarter, all multiple voting shares were converted to subordinate voting shares, thus eliminating the Group’s dual-class capital structure and the subordinate voting shares were renamed common shares. The increase in the number of common shares outstanding reflects the issuance of shares for restricted stock units (RSUs) under the Group’s RSUP that elected to settle in shares during the first quarter of fiscal 2005. At September 30, 2005, there were 1,185,000 RSUs under the SMIP and 3,225,078 options to acquire voting common shares under the Group’s employee stock option plan.

J. NON-GAAP FINANCIAL MEASURES
The terms “EBITDA” and “operating margin” are used interchangeably. EBITDA is not a recognized financial measure under Canadian or US GAAP. Management has traditionally evaluated its Segments based on EBITDA. In addition, management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Group’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group’s method of calculating EBITDA may differ from other companies and, accordingly, the Group’s EBITDA may not be comparable to measures used by other companies.

“Free cash flow” (earnings (loss) before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized financial measure under GAAP. It may not be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial performance of the Group because it shows how much cash is available to repay debt and to reinvest in the Group.

Net funded debt (bank indebtedness net of cash plus term bank loan and term debt) to total capitalization (aggregate of shareholders’ equity, minority interest and net funded debt) ratio is not a recognized financial measure under GAAP. Management believes net funded debt to total capitalization is a useful indicator of the amount of leverage the Group has in relation to its capital structure. Investors should be cautioned that net funded debt should not be considered as an alternative to long-term debt and that the method of calculation of net funded debt and net funded debt to total capitalization may differ from other companies and may not be comparable to measures used by other companies.

The following charts provide calculations of EBITDA, free cash flow and net funded debt to total capitalization, which are not reported within the body of the unaudited interim financial statements:

ROYAL GROUP TECHNOLOGIES LIMITED	24

MANAGEMENT’S DISCUSSION & ANALYSIS

(unaudited)	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
(in thousands of Canadian dollars, except percentages)	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04
Earnings before interest, taxes and minority interest	$1,502	$43,158	$31,055	$126,714
Amortization	34,214	32,474	102,555	98,553
EBITDA	$35,716	$75,632	$133,610	$225,267
EBITDA as a percentage of Net Sales	6.9%	14.4%	9.2%	15.0%

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
(in thousands of Canadian dollars)	Sept. 30/05	Sept. 30/05	Sept. 30/05	Sept. 30/05
Net earnings (loss)	$(6,503)	$24,410	$685	$69,313
Items not affecting cash	27,480	36,917	98,925	107,681
Change in non-cash working capital	61,922	26,938	(58,205)	(25,580)
Cash flow from operating activities	82,899	88,265	41,405	151,414
Acquisition of property, plant and equipment	(13,302)	(21,365)	(53,445)	(62,895)
Change in investments	14	243	(131)	(3,334)
Minority interest	(154)	(558)	(498)	(142)
Free cash flow	$69,457	$66,585	$(12,669)	$85,043

(in thousands of Canadian dollars, except percentages)	Sept. 30/05	Dec. 31/04	Sept. 30/04
Bank indebtedness	$238,856	$-	$325,965
Term bank loan	-	324,836	-
Term debt	296,944	321,517	331,720
Cash	-	(112,088)	(64,832)
Net funded debt	535,800	534,265	592,853
Minority interest	13,957	15,761	14,616
Shareholders' equity	1,346,336	1,365,461	1,419,074
Total capitalization	$1,896,093	$1,915,487	$2,026,543
Net funded debt to total capitalization	28.3%	27.9%	29.3%

Net sales adjusted for the impact of foreign exchange is a non-GAAP financial measure. Net sales adjusted for the impact of foreign exchange is calculated by converting the current period net sales denominated in US dollars at the same average exchange rate as in the comparative period in the prior year. Management believes this provides an additional meaningful comparison of net sales on a comparable basis with net sales of the comparative period in the prior year.

K. RISKS AND UNCERTAINTIES
The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group’s actual results and could cause the Group’s actual results for fiscal 2005 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing investigations by the RCMP, OSC and SEC; the outcome of the ongoing assessment and review of the Royal Building System’s compliance with smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building Systems; fluctuations in the level of renovation, remodelling and construction activity; changes in the Group’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group’s outstanding debt and current debt ratings; the Group’s ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility: the ability to meet the financial covenants of the Group’s credit facilities; changes in the Group’s product mix; the growth rate of the markets in which the Group’s products are sold; market acceptance and demand for the Group’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency

ROYAL GROUP TECHNOLOGIES LIMITED	25

MANAGEMENT’S DISCUSSION & ANALYSIS

fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; and changes in securities or environmental laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

• The Group is currently working to refinance its debt structure by April 30, 2006, the expiry of its current bank credit facility. The Group expects that this refinancing will enable it to maintain adequate liquidity. The Group cannot confirm that the refinancing initiative will be successful. If obtained, such refinancing may be on terms and conditions that impose additional costs and operating constraints on the Group. If the Group does not proceed with this refinancing it will seek an extension of its current banking arrangement with its lenders. If an extension of its current banking arrangement is not obtained, the Group will pursue further asset dispositions in order to ensure it has adequate liquidity.

• The Group’s business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal’s products and could have a material adverse effect on Royal’s business, operations and financial condition.

• The price and availability of raw materials, and in particular PVC resin and VCM, represents a substantial portion of the cost of manufacturing the Group’s products. Historically, there have been fluctuations in these raw materials’ prices and in some instances price movements have been volatile and affected by circumstances beyond the Group’s control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse effects on its business, operations and financial condition if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Group.

• The RCMP continues its previously announced investigation. The OSC also continues its investigation of the Group with respect to disclosure, financial affairs and trading in the shares of the Group. During the current quarter, the Group received notification that the SEC is investigating the Group’s past accounting practices and disclosures. As part of these investigations, the Group received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. The Group is unable to determine if these investigations will have a material impact on the Group and its previously reported financial statements. No amount has been accrued in the financial statements.

• The Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action asserts U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief. The Group is presently unable to determine the likelihood of loss, if any, as a result of this action and no amount is accrued in the financial statements.

• The Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Group is presently unable to determine the likelihood of loss, if any, as a result of this action.

• On July 28, 2005, the Group announced that results of recent testing on its Royal Building Systems (RBS) indicated that this product did not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings and as a result the Group ceased shipment of all non-utility products globally. Following confirmation of code compliance,

ROYAL GROUP TECHNOLOGIES LIMITED	26

MANAGEMENT’S DISCUSSION & ANALYSIS

the Group has resumed sales of the RBS 4, 6 and 8 inch and RBS 8i (insulated) concrete wall systems. The Royal RENEW product is currently undergoing similar analysis and testing for re-introduction upon successful product review. The Group is presently unable to determine the likelihood of loss, if any, as a result of this issue and no amount has been accrued in the financial statements.

• As the Group carries out a significant portion of its activities in foreign markets (primarily the US), it is exposed to the risk of foreign exchange fluctuations. If the Canadian dollar gains value against these other currencies, the Group’s results of operations and financial condition could be materially adversely affected. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may in the future, if deemed necessary.

• The Group faces substantial competition throughout its product categories and geographical regions. Some of the Group’s competitors have financial and other resources that are substantially greater than the Group’s, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on the Group’s products, which may adversely affect its revenues, gross margins and cash flows.

• The Group’s operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. The Group’s operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. The Group has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations. In addition, although the Group believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require the Group to incur costs or become the basis for the new or increased liabilities that could have a material adverse effect on its business, operations and financial condition.

• The Group’s business is exposed to products liability risk and the risk of negative publicity if its products fail. Although the Group maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. The Group cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.

L. CRITICAL ACCOUNTING ESTIMATES
The preparation of the Group’s Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management’s best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowance for doubtful accounts receivable, inventory obsolescence and income taxes.

Allowance for doubtful accounts
In order for management to establish the appropriate allowance for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the

ROYAL GROUP TECHNOLOGIES LIMITED	27

MANAGEMENT’S DISCUSSION & ANALYSIS

probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

Inventory obsolescence
In order for management to establish the appropriate provision for inventory, certain judgments and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving inventory, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

Income taxes
In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Because of the judgments involved, income tax assets and liabilities could be over or understated.

Asset impairments
In order for management to determine whether an asset impairment has occurred, certain judgments and estimates are made with regards to whether there have been events or changes in circumstances to indicate that a long-lived asset’s carrying value may not be recoverable, the likelihood of these events occurring, future cash flows and expected proceeds. The failure to estimate correctly could result in an impairment charge being either higher or lower than the determined impairment charge as of the date of the balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED	28

CORPORATE INFORMATION

Corporate Office

Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

Transfer Agent and Registrar

Information regarding your shareholdings may be obtained by writing or calling the transfer agents:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7555
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: service@computershare.com

Co-Transfer Agent (USA.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700

Shareholder Inquiries

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations

Mark Badger, Vice President of Marketing and Corporate Communications
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: investorrelations@royalgrouptech.com
Web site: www.royalgrouptech.com

Stock Exchange Listings

Voting Common Shares are listed on The Toronto Stock Exchange and the New York Stock Exchange.

Symbol:  TSX: RYG
            NYSE: RYG

Debt Ratings

Rating Agency	Medium Term Notes
DBRS	BBB (low)
S&P	BB

Trading Data
(Stock symbol: RYG - TSX, RYG - NYSE)

	High	Low	Close	Volume
	(TSX	(TSX	(TSX)	(000’s )
				TSX+NYSE
Fiscal 2005
Third Quarter	13.67	10.76	11.70	11,209
Second Quarter	14.15	10.80	13.38	12,621
First Quarter	13.20	9.70	12.80	18,438
Total				42,268

Fiscal 2004
Fifth Quarter	13.68	8.50	12.59	36,276
Fourth Quarter	12.55	10.25	11.10	15,506
Third Quarter	16.45	11.75	12.00	14,894
Second Quarter	17.40	11.99	14.38	25,895
First Quarter	12.70	8.60	12.30	26,710
Total				119,281

Outstanding Share Information
as at September 30, 2005 and 2004

	2005	2004
Multiple Voting Shares	-	15,935,444
Subordinate Voting Shares	-	77,420,726
Total shares outstanding	93,444,502	93,356,170

During the prior quarter, 15,935,444 multiple voting shares were converted to subordinate voting shares eliminating the dual-class capital structure. Royal now has one class of voting common shares.

Total options outstanding as at September 30, 2005 are 3,225,078 (2004 - 3,693,703). Total restricted stock units outstanding at September 30, 2005 are 1,185,000 (2004 - 1,395,000).

Dividend Policy: Royal’s policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal’s earnings, financial position and other relevant factors.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors and its outcome; the outcome of the ongoing assessment and review of the Royal Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building System; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 14, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

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